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                              [FOOTSTAR LETTERHEAD]
                             933 MACARTHUR BOULEVARD
                             MAHWAH, NEW JERSEY 07430
                                  201-934-2000


August 25, 2006


Mr. William Choi
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Footstar, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2005 (the "Form 10-K") Filed March 15, 2006 File No. 1-11681

Dear Mr. Choi:

      We have received and reviewed your July 28, 2006 comment letter on the Form 10-K. Our responses to your comments are set forth below. This letter, including Exhibit 1 referred to below is being filed via EDGAR on the date of this letter.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

INTRODUCTORY NOTE, PAGE 4.

1. Please tell us in sufficient detail how you accounted for the Kmart Settlement. In particular, citing applicable accounting guidance, tell us how you accounted for the acquisition of the minority interest of your Shoemart Corporations. Please ensure your response indicates exactly how you determined the fair value of the acquired minority interest. Tell us and disclose whether such acquisition resulted in any adjustments to step up the related assets and liabilities for the incremental ownership percentage and why or why not. Please also tell us if any part of the consideration paid in the acquisition represented a settlement of the previously disclosed disputes with Kmart, rather than a true cost of the acquisition. See paragraphs 11 and A5-A7 of SFAS 141 and Issue 5 of EITF 04-1.

RESPONSE TO COMMENT NUMBER 1:

We accounted for the Kmart Settlement (the "Settlement") as: a return of capital; settlement of the various receivables and payables previously recorded; the recognition of future obligations; and the settlement of outstanding litigation. We reached this conclusion based on the accounting and the facts and circumstances relating to the settlement of the litigation. More specifically, in applying the provisions of SFAS 141, we determined that the fair value of the minority interest did not exceed its book value, and therefore concluded that intangible assets should not be recorded. In addition, we determined that the excess of the cash settlement payment over recorded amounts for minority interest and other related obligations was a settlement of the litigation with Kmart. This resulted in a settlement of litigation charge of $6.3 million which is equal to the excess of the cash settlement payment of $45 million over recorded values as disclosed on pages 29, 32 and page F-18 of our Form 10-K.

Discussion of Accounting

Under normal circumstances, the purchase of a minority interest by the majority shareholder would be accounted for under the purchase accounting rules defined in APB Opinion No. 16, Business Combinations, further confirmed by paragraph 11 of SFAS 141.

Accordingly, we reviewed the Settlement to assess whether an intangible asset was created. We determined that fair value should be determined as the net present value of future cash flows relating to the additional 49% interest in the Shoemart Corporations for the remainder of the contract period. We compared the net present value of future cash flows for the remaining period of the contract (through 2008) to amounts previously recorded as owed or accrued. This calculation is summarized below:

Net Book Value of Mintority Interest and related obligations           $44,200,000
NPV of future cash flows relating to minority interest acquired         31,900,000
                                                                       -----------
Excess of book value over fair value of minority interest              $12,300,000
                                                                       ===========


Since book value exceeds the net present value, no intangible assets were created and no step up of the related assets and liabilities was recorded.

According to Issue 5 of EITF No. 04-1, the effective settlement of a lawsuit in a business combination should be measured at fair value. Accordingly, we then determined the amount by which the cash settlement exceeded recorded amounts and future obligations. This calculation is summarized below:


Cash Payment                                                          $ 45,000,000
Less Book Value of Minority Interest and related obligations           (44,200,000)
Payments due on future store closings                                    5,500,000
                                                                      ------------
Settlement of litigation expense                                      $  6,300,000
                                                                      ============



In determining the proper accounting we looked at the facts and circumstances of the litigation settlement, which are summarized below but which we have disclosed in greater detail in our periodic reports

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since we filed for bankruptcy protection in March 2004. We believed that these facts and circumstances supported the conclusion that the excess amount of the Settlement is attributable to the settlement of litigation, that no intangible asset was created by the Settlement and that therefore the appropriate accounting was to take the aforementioned litigation charge.


      While under bankruptcy protection, we sold or otherwise disposed of substantially all of our business operations other than our Meldisco business, which consists primarily of our operation of the footwear departments in Kmart stores pursuant to the terms of a contract with Kmart (the "Master Agreement"). These Kmart operations represented (and currently represent) greater than 90% of our revenues and substantially all of our operating profits.

      Unfortunately, our business relationship with Kmart was fraught with uncertainty beginning with its own bankruptcy in 2001. Following its acquisition of Sears in 2004, Kmart converted a number of its stores to Sears stores and indicated its intention to continue this process. Moreover, in September 2004, shortly after we filed a bankruptcy court motion to assume our Master Agreement with Kmart so we could present our plan of reorganization to emerge from bankruptcy, Kmart filed an objection and cross-moved to terminate the Master Agreement.

      The bankruptcy court never ruled on whether we had the right to assume the Master Agreement. Even if the court had ruled in our favor, the Master Agreement by its terms did not meaningfully limit Kmart's ability to simply stop operating a Kmart store and thereby terminate our right to continue operating the footwear department within such store. Furthermore, Kmart obtained a ruling from the bankruptcy court that we had no right to continue to operate in Kmart stores after they were converted to the Sears format.

      We believed that the uncertainty of the Kmart situation was putting our ability to operate as a going concern at risk. Also, the adversarial nature of our relationship with Kmart was adversely affecting our financial performance by hampering our ability to maximize revenue and profits through advanced planning and cooperation with Kmart. Moreover, the longer we operated as a debtor-in-possession, the more direct and indirect costs we incurred further impinging our ability to operate profitably. We believed that if we could rationalize the Kmart business relationship and make it non-adversarial, we would be in a position to generate enough cash from our Meldisco businesses to put in place a plan of reorganization and emerge from bankruptcy, pay our creditors in full and leave the rights of our equity holders unaltered.

      In view of these factors, , we negotiated a settlement of our litigation with Kmart that we believed was in the best interest of our stakeholders. The Settlement entered into on July 2, 2005, resulted in amendments being made to the Master Agreement. That is, our right to be the exclusive operator of Kmart footwear departments continued but on different

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      terms. Among other things, the amendments changed the method and amount of our payments to Kmart, terminated Kmart's minority interest in the jointly held subsidiaries that operated almost all of Kmart footwear departments, obligated Kmart to make certain payments to us if the number of store closings exceeded certain levels, provided for a termination of our business relationship with Kmart at the end of 2008 rather than 2012 and provided for a smoother transition at the end of the term by requiring Kmart to purchase our remaining inventory at such time.

      Although the Settlement provided us with clarity regarding certain operating issues, it had an immediate negative impact on our projected cash flows. Based on our estimates at the time of the Settlement, our future payments to Kmart under the Amended Master Agreement would exceed the estimated payments under the historical Master Agreement in a range of $37 to $48 million, using various assumptions.

Taken as a whole, these facts and circumstances supported our conclusion that it was appropriate to account for the excess amount as settlement of litigation expense as described above.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

2005 VERSUS 2004 - CORPORATE, PAGE 27

2. With regards to your Corporate results of operations discussion, please address the following items:

      o Disclose in future filings the statement of operations line items in which the royalties, commissions, and expenses of your Corporate operations are presented;

      o Since you disclose that Corporate royalties include those charged to Meldisco by Footstar, please clarify which of the presented items are intercompany items that have been eliminated in consolidation;

      o Consider presenting your Corporate results in a tabular format similar to the one contained within your Meldisco results of operations disclosures on page 28, and;

      o With respect to changes in your Corporate results, please quantify the extent to which the changes are attributable to the various contributing factors, such as royalties, commissions, third party service fees, general expenses, depreciation, and amortization.

      See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.


RESPONSE TO COMMENT NUMBER 2:


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Beginning with our Quarterly Report on Form 10-Q for the period ending April 1,
2006 (the "1st Quarter 2006 10-Q") we no longer present these items separately due to the completion of the elimination of separate corporate activities. See pages 22-23 of 1st Quarter 2006 10-Q.

2005 VERSUS 2004 - MELDISCO, PAGE 28

3. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In doing so, please quantify in dollars the amounts of merchandise costs and buying and occupancy costs in your analysis and discussions of gross profit. We note that while Meldisco's cost of sales decreased by approximately $47 million, your disclosures only quantify the $32.8 increase of cost of sales due to the Kmart Settlement. Please tell us and disclose the reasons for the remaining approximate $80 million decrease in cost of sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE TO COMMENT NUMBER 3:

Upon further review of the individual components that contributed to the change gross profit, we believe the disclosure of the effect of the improved gross profit percentage excluding the Kmart Settlement provides the reader with sufficient information for meaningful analysis as set forth in our discussion of Net Sales and Gross Profit. The three major factors contributing to the decrease of the gross profit between fiscal 2005 and fiscal 2004 were a) the reduction of sales; b) the effect of the Kmart Settlement; and c) the reduction of lower margin clearance sales in 2005 compared with 2004. These second two factors were discussed in the section titles "Gross Profit" and immediately preceding such section, we discuss the decrease in sales from 2004 to 2005. Beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2006, the("3rd Quarter 2006 10-Q"), we will discuss the effect of the changes in sales on gross profit in this section as well as in the Net Sales discussion.

4. Your presentation on page 29 of your gross margin rate for fiscal 2005 excluding the Kmart Settlement represents a non-GAAP measure subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. Please tell us why you believe disclosure of this non-GAAP measure is allowable. If you are able to justify presentation of this disclosure, you must meet the burden of demonstrating the usefulness of the non-GAAP measure. Therefore, please disclose the following information in future filings:

      o The manner in which you use the non-GAAP measure to conduct or evaluate business;

      o     The economic substance behind your decision to use such a measure;

      o The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and;

      o The substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.


                                     - 5 -
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      In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles the non-GAAP measure to the most directly comparable GAAP measure. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

RESPONSE TO COMMENT NUMBER 4:

We respectfully submit that the following matters regarding our presentation of gross margin rate for fiscal year 2005 excluding the Kmart Settlement demonstrate the usefulness of the non-GAAP measure to readers:

      o On page 29 of the Form 10-K we presented with equal or greater prominence our gross margin rate in accordance with GAAP.

      o We believe that our description of the financial measure as "gross margin rate . . . excluding the Kmart Settlement," by describing the one component that was excluded from the GAAP measure presented a clearly understandable reconciliation.

      o We believe that our disclosures of our gross margin rate excluding the Kmart Settlement provide useful information to readers regarding our financial conditions and results of operations due to the impact of the Kmart Settlement. In addition, we believe that without this disclosure there would be insufficient data for the reader to compare our gross profit performance between 2005 and 2004.

      o We do not believe there is any material additional disclosure to be made regarding additional purposes for which we use this particular measure because this measure is only relevant to the comparability of gross profit between the fiscal years 2004 and 2005.

FISCAL 2004 VERSUS FISCAL 2003, PAGE 30

5. We note that your discussion of changes in selling, general and administrative expenses on page 32 addresses the change as a percentage of sales but does not address the absolute dollar change. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

RESPONSE TO COMMENT NUMBER 5:

We have reexamined the nature and amount of the dollar changes in such costs and we do not believe that additional disclosure of the dollar amounts would be material because it would not provide any more meaningful information than our disclosure percentage change provided.

                                     - 6 -

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CONTROLS AND PROCEDURES, PAGE 40

6. We note that your filing does not include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Please amend your filing to provide the information required by Item 307 of Regulation S-K. See also Exchange Act Rule 13a-15(e).

RESPONSE TO COMMENT NUMBER 6:

Item 9A, Controls and Procedures, will be revised in an amendment to the Form 10-K to provide the information required by Item 307 of Regulation S-K as set forth in Exhibit 1 to this letter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

7. Based on your disclosures, we understand that you sell several major categories of products, such as men's, women's, and children's footwear. Further, we note that you may sell several items within those categories, such as athletic and work footwear. Please revise your future filings to provide the revenue disclosures by product group required by paragraph 37 of SFAS 131. If you believe that other product categories are more appropriate, please advise.

RESPONSE TO COMMENT NUMBER 7:

We carefully considered your comment in light of the information we provided and the information required in Paragraph 37 of SFAS 131. Our disclosure was simply intended to state we sell our products to the general population, i.e., men, women and children. Since it was not intended to present a categorization we respectfully submit that our product category complies with SFAS 131.

NOTE 3. DISCONTINUED OPERATIONS, PAGE F-14

8. In order to enable a reader of your financial statements to reconcile your discontinued operations footnote to the amounts provided on the face of the statements of operations, please address the following items:

      o Clarify whether the items included in the footnote, such as the $8.0 million gain on disposal of your Athletic segment and the $9.2 million income from operations of the Athletic segment, are pre-tax or net of tax, and;

      o For each of your discontinued operations, consider disclosing the amount of taxes applicable to income (loss) from discontinued operations for each period presented.

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      If there were no income tax provisions or benefits related to discontinued
      operations for the periods presented, please reconcile the footnote amounts to those provided on the face of the statements of operations.

RESPONSE TO COMMENT NUMBER 8:

The amounts included in the footnote, such as the $8.0 million and $9.2 million mentioned in your comment, are before tax. We will so indicate in our filings, beginning with the 3rd Quarter 2006 10-Q.

The provision for income taxes included in discontinued operations were $0.2 million, $0, and $1.0 million for fiscal years 2005, 2004 and 2003, respectively. Included in the disclosure is the amount of interest recorded related to discontinued operations. This allows the reader to reconcile to the financial statements with the exception of 2004, which in addition to interest expense included charges for reorganization expenses of $8.7 million. Beginning with the Quarterly Report on Form 10-Q for the period ending July 1, 2006 (the "2nd Quarter 2006 10-Q"), we included the additional items as a reconciliation of the amounts disclosed to the financial statements in a tabular format.

NOTE 5. MELDISCO'S RELATIONSHIP WITH KMART, PAGE F-16

9. We note your disclosure on page F-17 of operating profit from continuing operations for Footstar, Meldisco, and Kmart footwear departments. Please tell us and disclose how these amounts are calculated and how they reconcile to your consolidated statements of operations.

RESPONSE TO COMMENT NUMBER 9:

      The operating profit from continuing operations for Footstar, Meldisco and Kmart footwear departments are derived from Footstar's consolidated results. Footstar's operating profit is the consolidated amount. Meldisco's operating profit is determined by deducting corporate amounts (namely royalties and commissions and corporate selling, general and administrative expenses) from Footstar's consolidated results. The operating profit for Kmart footwear departments is determined by deducting from Meldisco's operating profit the operating profit from Non-Kmart footwear departments. Kmart's interest in the Kmart footwear departments is determined by multiplying the operating profit of the Kmart footwear departments, after deducting the operating profit from the footwear departments owned 100% by Footstar, by Kmart's 49% interest. Beginning with our Form 10-K for the fiscal year ending December 30, 2006, we will include this information.


10. Please explain to us why Kmart has a capital claim against you in the amount of $11,000 for each store upon the closing, disposal or conversion of Kmart stores.

RESPONSE TO COMMENT NUMBER 10:



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Under the Amended Master Agreement with Kmart, we are obligated to make payments to Kmart in the amount of $11,000 per store under certain circumstances as described in our Form 10-K. There is no equity component to these claims. The term "capital claim" is the defined term which was used in the Amended Master Agreement to describe these estimated payment obligations. Because it is a defined term in the Amended Master Agreement which is filed pursuant to Item 601 of S-K and described in the filing, we continued the use of that term in our public disclosures concerning the settlement.

NOTE 7. ACCOUNTS RECEIVABLE, PAGE F-19

11. We note that you sold your Land Rover trademark in fiscal 1998 and you recognized the entire amount received in other income during fiscal 2003. Please tell us how you originally accounted for this transaction in fiscal 1998 and clarify why the transaction was not recorded until fiscal 2003 and why the entire amount of proceeds was reflected in income.

RESPONSE TO COMMENT NUMBER 11:

We sold the Land Rover trademark in 1998. No initial payment was required, but the buyer was required to pay royalties periodically on eligible sales. The buyer did not provide us with reports or payments on eligible sales and eventually filed for bankruptcy protection. We therefore did not record any revenue on the transaction. In 2003, the buyer emerged from bankruptcy and we renegotiated the transaction with the buyer agreeing to pay us $5.4 million. We recorded the $5.4 million in revenue in 2003, which was received in two installments of $2.7 million in August 2003 and January 2004.

NOTE 11. OTHER INTANGIBLE ASSETS, PAGE F-21

12. We note you determined during 2005 that an indefinite-lived trademark should be amortized through December 31, 2008 due to the expected termination of the Kmart agreement. Please tell us if you tested this trademark for impairment prior to the change in estimate in accordance with paragraph B66 of SFAS 142. If so, please tell us how you determined that the fair value of the trademark exceeded its carrying amount and that an impairment did not exist.

RESPONSE TO COMMENT NUMBER 12:

We tested our indefinite-lived trademark annually. In addition, prior to our change in estimate related to the change from an indefinite-lived intangible to a finite lived intangible and in accordance with paragraph B66 of SFAS 142, we tested the trademark for impairment and determined that there was not an impairment. We compared the asset's carrying value to the estimated present value of future cash flows and determined that the present value of future cash flows was greater than the carrying value. We intend to continue testing the carrying value of this asset for impairment on an annual basis.




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NOTE 18. LEASES, PAGE F-24

13. We note your disclosure on page F-25 that excess rent fees were contingently based on the profitability of Kmart stores "prior to the Kmart Settlement." Please tell us and disclose if these percentage rental payments were discontinued pursuant to the Kmart Settlement.

RESPONSE TO COMMENT NUMBER 13:

On page F-17, we disclosed that "we are required to pay Kmart 14.625% of the gross sales of the footwear departments, in lieu of the fees and dividends required under the Master Agreement." These "fees and dividends" included the excess rent fees. Beginning with our Annual Report on Form 10-K for the fiscal year ending December 30, 2006, we will state in the note relating to leases that these payments were discontinued pursuant to the Kmart Settlement.

NOTE 25. COMMITMENTS AND CONTINGENCIES, PAGE F-34

14. You indicate that you have various legal actions pending, including the Adidas America, Inc. and NAFTA Traders, Inc. litigation matters. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. See also the guidance provided in SAB Topic 5-Y and SOP 96-1.

RESPONSE TO COMMENT NUMBER 14:

Based on current information available, we have no information that indicates that we may incur losses in excess of recorded amounts.

                             * * * * * * * * * * * *
                             -----------------------

As noted in our response to your comment number 6, we believe we should file an amendment to Form 10-K in the form of the attached Exhibit 1.


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ACKNOWLEDGMENT

In connection with the foregoing response by Footstar, Inc. (the "Company") to the Securities and Exchange Commission (the "Commission"), the Company hereby acknowledges as follows:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Lynch, Sr. Vice President, CFO, at 201-934-2577 or Craig Haines, VP, Controller, at 201-934-2598 if you have any questions or comments concerning our response.

Very truly yours,


FOOTSTAR, INC.

By: /s/ Jeffrey A. Shepard
        -------------------------------------
        Jeffrey A. Shepard
        Chief Executive Officer and President


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ITEM 9A. CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer, Chief Financial Officer and our Senior Vice President of Financial Reporting and Control (Principal Financial Officers), conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report (the "Evaluation Date"). Since the original date of the filing of our Form 10-K for the year ending December 31, 2005 on March 15, 2006, our Senior Vice President of Financial Reporting and Control (who was then our Principal Financial Officer) retired. The principal executive officer and principal financial officers concluded that, as of the Evaluation Date and as of the date of this filing, the Company's disclosure controls and procedures were effective at a reasonable assurance level in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

In addition, based on that evaluation, no changes in the Company's internal control over financial reporting have occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(b) MANAGEMENT'S REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL
REPORTING

As previously reported.